

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
Mr. Franco Bernabè
Chairman and Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

> **Re:** **Telecom Italia S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 1-13882**

Dear Bernabè:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Argentina, page 111

1. We note from your risk factor discussion on page 11 that in practice the currency exchange controls in Argentina have substantially limited the ability of your Argentine operations to pay dividends and that further restrictions could limit your ability to make timely payment to foreign creditors and non-Argentine shareholders. In light of the contribution made by your Argentine segment to your operating profit/ (loss), please disclose Argentina's exchange controls and discuss their impact upon your operations in Management's Discussion and Analysis. Further, with a view to improved disclosure, tell us your consideration of including in Management's Discussion and Analysis disclosure of net monetary assets and liabilities by currency, and a discussion of the potential impact of a change in exchange rates.

Financial Statements

Principles of consolidation, page F-15

2. We note that the International Monetary Fund and other parties have disputed the official inflation rate as calculated by the government of Argentina. As it appears that the actual inflation rate in Argentina may have exceeded 25% in each of the last several years, please tell us the inflation statistics you used to translate the foreign currencies of your Argentine operations. Tell us your consideration of the applicability of IAS 29 to the facts and circumstances of your Argentine operations. In your response please address each of the criteria of paragraph 3 of IAS 29.

3. Please also tell us your considerations of Argentina's foreign exchange restrictions on your accounting for your operations in Argentina.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director